2000 - 5


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549
                                  ------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

          For the period commencing April 19, 2000 through May 25, 2000
                                  ------------

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                          ----------------------------
                              (Name of registrant)


       Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands
                      -------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X          Form 40-F
                   -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes                    No   X
            -----                  -----

            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:


                           Richard C. Morrissey, Esq.
                              Sullivan & Cromwell
                               St. Olave's House
                               9a Ironmonger Lane
                        London EC2V 8EY, UNITED KINGDOM

         This report comprises a copy of a press release entitled "Philips to acquire 60% of MedQuist Inc. for US$1.2 billion in growth area for Philips Medical Systems", dated May 22, 2000.

         Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be filed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 24th day of May, 2000.


                                      KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                             /s/ J.H.M. HOMMEN
                                             -----------------------------
                                       Name:  J.M.H. Hommen
                                       Title: (Executive Vice-President,
                                              Member of the Board of Management
                                              and Chief Financial Officer)




                                             /s/ A.P.M. VAN DER POEL
                                             -----------------------------
                                       Name:  A.P.M. van der Poel
                                       Title: (Executive Vice-President,
                                              Member of the Board of Management
                                              and Chairman of the Semiconductors
                                              division)

Amsterdam, May 22, 2000


PHILIPS TO AQUIRE 60% OF MEDQUIST INC. FOR $1.2 BILLION IN GROWTH AREA FOR PHILIPS MEDICAL SYSTEMS

Royal Philips Electronics of the Netherlands (AEX: PHI, NYSE: PHG) and MedQuist Inc. (NASDAQ: MEDQ) of the United States, announced today that they have entered into an agreement whereby Philips will make a tender offer for approximately 60 percent of MedQuist's fully diluted common stock for a cash price of $51 per share. The transaction is subject to Philips acquiring 60 percent of the fully diluted shares of common stock of MedQuist, as well as the expiration of the Hart-Scott-Rodino waiting period and other customary conditions. It is expected that after completion of the transaction MedQuist's shares will continue to trade on NASDAQ under the symbol "MEDQ".

MedQuist Inc. is a US-based provider of outsourced medical record transcription services with sales of approximately $330 million in 1999. Philips' investment is intended to lead to the transformation of MedQuist into a multinational, technology-based medical document services provider over broadband networks. MedQuist plans to aggressively roll out Philips' speech and other technologies, enabling significant productivity improvements in the conversion of dictated medical records into written text.

Philips Medical Systems (PMS) is a global leader in diagnostic imaging systems and services, incorporating advanced x-ray, magnetic resonance, computed tomography, ultrasound and imaging information systems to provide the data necessary for the most effective patient care. MedQuist occupies a strong adjacent position in the hospital's information chain. For example, Radiology departments, where most of the imaging systems are used, are also some of the heaviest users of medical dictation services. Philips will now be able to offer its customers cost-saving software and services along with a full range of imaging systems.

This acquisition moves us further into healthcare services, which is line with our stated strategy, and provides us with a significant growth opportunity, as well as leveraging our speech technology capability," said Cor Boonstra, CEO of Philips. "MedQuist has a market leadership position and a strong management team which enables it to become an effective early adopter of automated dictation. That will translate into more complete solutions for our medical customers. We have confidence in the current management team's ability to continue to drive the company forward."

David A. Cohen, MedQuist Chairman and Chief Executive said, "We are delighted to have Philips as our partner - the combination of our client base and their world-class technology and experience is extremely powerful. During the coming year we will utilize Philips technologies to begin the transition to our new digital transcription platform via

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regional data centers, providing us with additional growth opportunities, generating revenue and cost synergies, and enabling us to enter important new markets. With Philips as our technological partner and major shareholder, we are confident in our ability to undertake this important step in the future of our company."

Philips will also accelerate MedQuist's plans to expand into Europe, where Philips Medical Systems and Philips Speech Processing have strong existing hospital relationships. The two companies also plan to expand MedQuist's current range of outsourced transcription services to include in-house speech recognition software sales and Application Service Provider models.

As part of the transaction, MedQuist and Philips have also entered into a license agreement for the joint development and implementation of speech recognition technology. The more efficient use of MedQuist's transcription workforce, via the use of Philips Speech Processing's technology, and the recruitment of more widely available "editors", is anticipated to lead to even faster growth (already 20% per year on average), due to the fact that growth has been limited by the availability of qualified transcriptionists. Consequently, Philips and MedQuist do not expect any workforce reductions as a result of the speech technology rollout, which will take place between 2001 and 2005.

UBS Warburg LLC acted as financial advisor to MedQuist and Goldman Sachs International served as financial advisor to Royal Philips Electronics.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ben Geerts, Philips Corporate Communications, tel: +31 20 5977215
email: ben.geerts@philips.com

John Emery, MedQuist, Chief Financial Officer, tel: +1 856-810-8000, x-4418
Email: jemery@MedQuist.com

MEDQUIST IS THE LEADING U.S. PROVIDER OF ELECTRONIC MEDICAL TRANSCRIPTION SERVICES, THE PROCESS BY WHICH DICTATION IS CONVERTED INTO A MEDICAL REPORT. THROUGH THE COMPANY'S NATIONWIDE NETWORK OF MORE THAN 8,000 TRAINED TRANSCRIPTIONISTS, BROADBAND TELECOMMUNICATION SYSTEMS AND INTERFACE WITH HEALTH CARE PROVIDERS' COMPUTER SYSTEMS, MEDQUIST SHORTENS ITS CUSTOMERS BILLING CYCLES AND REDUCES OVERHEAD AND OTHER ADMINISTRATIVE COSTS. ADDITIONAL INFORMATION ON MEDQUIST CAN BE OBTAINED BY ACCESSING ITS HOMEPAGE AT HTTP://WWW.MEDQUIST.COM

PHILIPS MEDICAL SYSTEMS IS A LEADING SUPPLIER OF DIAGNOSTIC IMAGING SYSTEMS AND RELATED SERVICES WORLDWIDE, REPRESENTED IN MORE THAN 100 COUNTRIES AND EMPLOYING 11,800 PEOPLE. A WORLDWIDE NETWORK OF RESEARCH AND DEVELOPMENT AND SALES AND SERVICE ORGANIZATIONS BACKS PHILIPS' PRODUCTS. PHILIPS MEDICAL SYSTEMS IS PART OF ROYAL PHILIPS ELECTRONICS, ONE OF THE WORLD'S LARGEST ELECTRONICS COMPANIES. ADDITIONAL INFORMATION ON PHILIPS MEDICAL SYSTEMS CAN BE OBTAINED BY ACCESSING ITS HOMEPAGE AT HTTP://WWW.MEDICAL.PHILIPS.COM

PHILIPS SPEECH PROCESSING IS A PIONEER AND ONE OF THE GLOBAL MARKET LEADERS IN SPEECH RECOGNITION, NATURAL DIALOGUE AND LANGUAGE UNDERSTANDING TECHNOLOGIES. A DEVELOPER OF VOICE ENABLED TELEPHONY APPLICATIONS, PHILIPS HAS A LARGE INSTALLED BASE OF SPEECH RECOGNITION AND NATURAL DIALOGUE SYSTEMS IN EUROPE AND IS A MAJOR SPEECH TECHNOLOGY PROVIDER IN NORTH AMERICA. ITS NATURAL DIALOGUE PLATFORM SPEECHMANIA AND SPEECHPEARL SPEECH RECOGNITION ENGINES ARE USED FOR BANKING, TRAVEL, AUTO ATTENDANTS SPEECH PORTALS AND WHITE AND YELLOW PAGES AUTOMATION.

PHILIPS HAS MORE THAN 40 YEARS EXPERIENCE IN THE DEVELOPMENT AND MARKETING OF SPEECH PRODUCTS AND DEVELOPED THE FIRST COMMERCIALLY AVAILABLE PC BASED NATURAL, CONTINUOUS SPEECH RECOGNITION ENGINE FOR SPEECH TO TEXT APPLICATIONS IN 1993. PHILIPS' LINE OF END USER SOFTWARE (FREESPEECH 98 AND FREESPEECH 2000 FOR SOHO AND CONSUMER MARKETS, AND SPEECHPRO FOR THE

PROFESSIONAL DICTATION USERS) IS AVAILABLE IN 16 LANGUAGES AND ITS VOCON SPEECH RECOGNIZER FOR EMBEDDED SYSTEMS HAS BEEN SUCCESSFULLY INTEGRATED IN CONSUMER ELECTRONICS PRODUCTS AND DEVICES. PHILIPS HAS SET UP SPEECHSOLUTIONS DESIGN CENTERS AROUND THE GLOBE, SUPPORTING R&D AND THE ESTABLISHMENT OF INDUSTRY STANDARDS, AND IS A MEMBER IN VARIOUS STANDARDIZATION BODIES SUCH AS ECTF, SAPI, HAVI, HOMEAPI, VXML, W3C AND VOICETIMES: WWW.SPEECH.PHILIPS.COM

ROYAL PHILIPS ELECTRONICS OF THE NETHERLANDS IS ONE OF THE WORLD'S BIGGEST ELECTRONICS COMPANIES AND EUROPE'S LARGEST, WITH SALES OF $33.5 BILLION (EUR
31.5 BILLION) IN 1999. ITS 226,900 EMPLOYEES IN MORE THAN 60 COUNTRIES ARE ACTIVE IN THE AREAS OF LIGHTING, CONSUMER ELECTRONICS, DOMESTIC APPLIANCES, COMPONENTS, SEMICONDUCTORS, MEDICAL SYSTEMS, AND IT SERVICES (ORIGIN). PHILIPS IS QUOTED ON THE NYSE (SYMBOL: PHG), LONDON, FRANKFURT, AMSTERDAM (SYMBOL: PHI) AND OTHER STOCK EXCHANGES. NEWS FROM PHILIPS IS LOCATED AT WWW.NEWS.PHILIPS.COM

Philips and MedQuist have also entered into a Governance Agreement, under which Philips will nominate a majority of directors to MedQuist's board. Mr. Cohen will remain MedQuist's Chairman of the Board and Chief Executive Officer, and John A. Donohoe will continue as President and Chief Operating Officer and a member of the Board. The Board will also consist of three independent directors currently on MedQuist's Board and who will serve as a supervisory committee to review transactions between Philips and MedQuist. This agreement also includes restrictions on Philips's ability to purchase and sell MedQuist shares.

Philips has entered into agreements with a number of the senior management of MedQuist who have together agreed to sell in the aggregate approximately 3 per cent of the outstanding fully diluted shares, representing 37 per cent of those individuals' combined holdings, and generally to hold the balance of their holdings for at least two years. The tender offer, which will be made to all MedQuist shareholders, will be for that number of shares which when added to the shares to be directly purchased by Philips equals a total of 60 percent of MedQuist's fully diluted common stock. The tender offer and direct purchases are subject to MedQuist shareholders tendering at least that number of shares.

Shareholders of MedQuist Inc. should read the tender offer statement when it is available because it contains important information. The tender offer statement, the solicitation/recommendation statement on Form 14D-9 and other filed documents will be available for free at the Securities and Exchange Commission's website at www.sec.gov and from MedQuist Inc. This release is neither an offer to purchase nor a solicitation of an offer to sell securities of MedQuist Inc. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.

This press releases may contain `forward-looking' statements. These statements include forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "estimated," "projected," "intends to" or other similar words. Actual results may differ from such statements as they may have been influenced by factors beyond Philips's or MedQuist's ability to control, as more fully discussed in MedQuist's Annual Report on Form 10-K. This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward looking statements. Many of these risks and uncertainties relate to factors that are beyond Philips's or MedQuist's ability to control or estimate precisely, including, without limitation, future market and economic conditions; the behavior of other market participants; MedQuist's ability to implement and to achieve market acceptance of new technology platforms; MedQuist's ability to successfully integrate acquired businesses and achieve anticipated synergies; MedQuist's ability to recruit and retain qualified transcriptionists and other employees; the impact of new services or products on the demand for MedQuist's services; and MedQuist's ability to expand its customer base. These and other risk factors are detailed in Philips's and MedQuist's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Neither Philips nor MedQuist undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.